February 17, 2012

VIA EDGAR

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TransUnion Corp.

Registration Statement on Form S-1 (File No. 333-175353)

Dear Mr. Spirgel:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), TransUnion Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-175353), together with all exhibits thereto, initially filed with the Commission on July 5, 2011 and amended on September 7, 2011 and October 7, 2011 (the “Registration Statement”), effective as of the date hereof. The Company and the selling stockholders identified in the Registration Statement have determined not to conduct an offering of securities contemplated in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax or email a copy of the order to the Company’s counsel, Cathy A. Birkeland of Latham & Watkins LLP, at (312) 993-9767 or cathy.birkeland@lw.com.

Very truly yours, TransUnion Corp.

By:	/s/ Siddharth N. (Bobby) Mehta
Name: Siddharth N. (Bobby) Mehta Title: President and Chief Executive Officer

cc:	Samuel A. Hamood, TransUnion Corp.

Michael A. Pucker, Latham & Watkins LLP

Cathy A. Birkeland, Latham & Watkins LLP